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                                                                    Exhibit 16.1


March 30, 2000


Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

     We were previously principal accountants for Kana Communications, Inc. and, under the date of January 20, 2000, except as to Note 8, which is as of February 11, 2000, we reported on the consolidated financial statements of Kana Communications, Inc. and subsidiary as of and for the years ended December 31, 1998 and 1999. On March 22, 2000, our appointment as principal accountants was terminated. We have read Kana Communications, Inc.'s statements included under
Item 4 of its Form 8-K/A dated March 30, 2000, and we agree with such statements, except that we are not in a position to agree or disagree with Kana Communications Inc.'s statement that the decision to change was approved by the audit committee of the board of directors.

Very truly yours,


/s/ KPMG LLP